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ADM Tronics Unlimited, Inc.


February 20, 2008



Via Edgar and Fax (202-772-9368)
Rufus Decker
United States Securities and Exchange Commission (SEC)
Mail Stop 7010
Washington, D.C. 20549-7010

Re: Comment letter dated February 8, 2008
    File No. 000-17629


Dear Rufus Decker:

We are in receipt of your letter dated February 8, 2008 regarding the SEC's comments on our Form 10-KSB for the fiscal year ended March 31, 2007 and Form 10-QSB for the period ended September 30, 2007. The Company acknowledges that it is responsible for the adequacy of the disclosures in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States. Having made these statements, please see our responses below to your comments:

                  FORM 10-KSB FOR THE YEAR ENDED MARCH 31, 2007
                  ---------------------------------------------

1. WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS TO BE MADE, PLEASE SHOW US IN YOUR SUPPLEMENTAL RESPONSE WHAT THE REVISIONS WILL LOOK LIKE. THESE REVISIONS SHOULD BE INCLUDED IN YOUR FUTURE FILINGS.

Please see the below responses to your comments that address how revisions will appear.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
---------------------------------------------------------

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2007 AS COMPARED TO MARCH 31, 2006, PAGE 15

2. WE NOTE THAT YOUR DISCUSSION OF THE RESULTS OF OPERATIONS AND CHANGES IN CASH FLOWS APPEAR TO EXCLUDE ANY DISCUSSION OF YOUR IVIVI OPERATIONS DESPITE THE FACT THAT IVIVI WAS CONSOLIDATED INTO YOUR HISTORICAL GAAP FINANCIAL STATEMENTS FOR OVER SIX MONTHS OF THE FISCAL YEAR ENDED MARCH 31, 2007. WE ALSO NOTE YOUR MD&A DISCUSSION INCLUDED IN YOUR FORM 10-QSB FILED ON NOVEMBER 14, 2007, WHICH COMPARES THE RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2007 WITH THE PRO-FORMA RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2006 AS IF IVIVI'S OPERATIONS WERE REPORTED ON ONE LINE.



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Rufus Decker
U.S. Securities and Exchange Commission
February 20, 2008
Page 2



WHILE YOU MAY SUPPLEMENT YOUR MD&A WITH NON-GAAP MEASURES AS LONG AS THE REQUIREMENTS OF ITEM 10(e) OF REGULATIONS S-K HAVE BEEN MET, IT IS NOT APPROPRIATE TO DISCUSS THESE PRO-FORMA RESULTS IN ISOLATION AND SUCH PRESENTATION SHOULD NOT HAVE GREATER PROMINENCE THAN THE DISCUSSION OF THE HISTORICAL FINANCIAL STATEMENTS REQUIRED BY ITEM 303 OF REGULATION S-B. PLEASE SHOW US HOW YOU WILL REVISE YOUR MD&A IN FUTURE FILINGS TO PROVIDE A COMPREHENSIVE ANALYSIS OF RESULTS OF OPERATIONS AND CASH FLOWS BASED ON YOUR HISTORICAL GAAP FINANCIAL STATEMENTS AS REQUIRED BY ITEM 303 OF REGULATION S-B AND, IF YOU DEEM APPROPRIATE, A SUPPLEMENTAL PRO-FORMA DISCUSSION IN MD&A ADDRESSING THE DISPOSITION OF IVIVI WITH THE CORRESPONDING DISCLOSURES REQUIRED BY ITEM 10(e) OF REGULATION S-K.

In addition to the "Pro-Forma" analysis that we provided in our MD&A, we will include a discussion and analysis of our historical GAAP basis financial statements. For the quarter ended December 31, 2007, we have shown the pro-forma results after our discussion of the historical results in our quarterly report on Form 10-QSB filed with the commission on February 14, 2008, and for the year ended March 31, 2008, we will show the pro-forma results after our discussion of the historical results in our annual report on Form 10-KSB. In filings after these there will be no need to show pro-forma results, since the IPO of Ivivi Technologies, Inc. took place in October of 2006.

ITEM 8A. CONTROLS AND PROCEDURES
--------------------------------

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 17

3. YOU HAVE STATED THAT YOUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE, AS OF THE DATE OF THEIR EVALUATION, TO ENSURE THAT THE INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT IT FILES AND SUBMITS UNDER THE SECURITIES EXCHANGE ACT OF 1934 IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN THE SEC RULES AND FORMS. PLEASE STATE YOUR CONCLUSION ABOUT THE EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES WHILE PROVIDING THE COMPLETE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES. ALTERNATIVELY, YOUR MAY SIMPLY STATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE, OR NOT EFFECTIVE, WITHOUT PROVIDING ANY PART OF THE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES THAT IS INCLUDED IN EXCHANGE ACT RULES 13A-15(E) AND 15D-15(E). PLEASE ALSO CLARIFY THAT YOUR CONCLUSION IS AS OF THE END OF THE PERIOD COVERED BY THE REPORT. REFER TO ITEM 307 OF REGULATION S-B.

With respect to item 8A "Controls and Procedures", we have revised the disclosure as requested by the staff in our quarterly report on Form 10-QSB for the quarter ended December 31, 2007, and will do so in all future filings.






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Rufus Decker
U.S. Securities and Exchange Commission
February 20, 2008
Page 3



CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

4. YOU HAVE CLASSIFIED $2.6 MILLION OF CASH RECEIVED FROM THE COLLECTION OF THE IVIVI RECEIVABLE AS AN INVESTING ACTIVITY ON YOUR STATEMENT OF CASH FLOWS, FOR THE YEAR ENDED MARCH 31, 2007, HOWEVER, YOUR MD&A ON PAGE 16 CHARACTERIZES THE TRANSACTION AS CASH FLOWS PROVIDED BY FINANCING ACTIVITIES. PLEASE CLARIFY WHETHER THESE AMOUNTS REPRESENT AN INVESTING OR FINANCING CASH FLOW AS WELL AS HOW YOU MADE THAT DETERMINATION BASED ON THE GUIDANCE PROVIDED IN SFAS 95. SEE PARAGRAPHS 15 THROUGH 20 AND PARAGRAPH 136 OF SFAS 95.

With respect to the $2.6 million of cash the Company received from the collection of the Ivivi receivable, we wish to clarify that this amount represents an investing cash flow activity. We made this statement pursuant to paragraph 16(a) of SFAS 95 which states "Cash inflows from investing activities are receipts from collections (or sales) of loans made by the enterprise and of other entities' debt instruments (other than cash equivalents) that were purchased by the enterprise."

               FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2007
               ---------------------------------------------------

GENERAL
-------

5. PLEASE ADDRESS THE ABOVE COMMENTS IN YOUR INTERIM FILINGS AS WELL.

We will address all of the above comments in all our future filings.

NOTES TO THE FINANCIAL STATEMENTS
---------------------------------

NOTE 7. RELATED PARTY TRANSACTIONS

6. PLEASE EXPAND YOUR DISCLOSURE TO ADDRESS HOW YOU ACCOUNT FOR PROFITS RELATED TO TRANSACTIONS WITH IVIVI. REFER TO THE FIRST SECTION OF THE AICPA ACCOUNTING INTERPRETATION OF APB OPINION NO. 18.

With respect to Note 7 - Related Party Transactions and how ADM Tronics Unlimited, Inc. accounts for profits related to transactions with Ivivi, we will expand our disclosure on all future filings to read as follows:

"We charged Ivivi $XX and $XX in management services pursuant to the management services agreement during the three and X months ended XX/XX/XXXX, respectively, which represent allocations of expenses.

We charged Ivivi $XX for the manufacture of Ivivi's products pursuant to the manufacturing agreement during nine months ended December 31, 2007. We had total sales of $XX and $XX to Ivivi during the three and X months ended XX/XX/XXXX, respectively, which includes a mark-up.

As of XX/XX/XXXX, we have received $XX from Ivivi for sales deposits, and were owed $XX in accounts receivable from Ivivi.

Our equity in the net income (loss) of Ivivi during the nine months ended December 31, 2007 was $XX(XX), which excludes the profit on our products that remain in Ivivi's inventory."




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Rufus Decker
U.S. Securities and Exchange Commission
February 20, 2008
Page 4


We thank you for your attention to our responses. Should you have any questions, please do not hesitate to call.

Very truly yours,



/s/ Andre' DiMino
Chief Financial Officer
ADM Tronics Unlimited, Inc.